September 24, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
Washington, D.C. 20549

Attn: Re:	Mr. Terry French NETTEL HOLDINGS, INC. RESPONSE TO COMMENT LETTER DATED SEPTEMBER 15, 2008 REGARDING FORM 10-KSB FOR THE YEAR DECEMBER 31, 2007 FILED ON MAY 14, 2008. File No. 0-26307

Dear Mr. French,

     This letter is in response to your comment letter dated September 15, 2008 regarding certain inadequate disclosures in NETTEL HOLDINGS, INC.’s (the ‘Company’) Form 10-KSB for the year December 31, 2007 filed on May 14, 2008 and the following telephonic conversation that occurred between our corporate counsel and yourself on September 17, 2008.

     The Company’s has amended Item 8A on its Form 10-KSB to comply with the required disclosure requirements. Further, the section labeled as Item 9A on the Company’s previous filing on September 3, 2008 has been removed in response to Comment #2 of the SEC comment letter dated September 15, 2008.  We appreciate your guidance and cooperation.

Very Truly Yours,
NETTEL HOLDINGS, INC.

/s/ Michael Nguyen
Michael Nguyen
President and Chief Financial Officer